Free Writing Prospectus pursuant to Rule 433 dated August 23, 2021

Registration Statement No. 333-253421

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Autocallable Index-Linked Notes due
OVERVIEW

The notes do not bear interest. The notes will mature on the stated maturity date unless they are automatically called on any call observation date commencing approximately twelve months after the trade date. Your notes will be automatically called on a call observation date if the closing level of each of the Nasdaq-100 Index® and the S&P 500® Index on such date is greater than or equal to its initial underlier level (set on the trade date and may be higher or lower than the actual closing level of such underlier on that date), resulting in a payment on the corresponding call payment date for each $1,000 face amount of your notes equal to such $1,000 face amount plus the product of $1,000 times the applicable call premium amount.

The amount that you will be paid on your notes at maturity, if they have not been automatically called, is based on the performance of the lesser performing underlier (the underlier with the lowest underlier return). The underlier return for each underlier is the percentage increase or decrease in its final level (the closing level of such underlier on the determination date, expected to be between 36 and 39 months after the trade date) from its initial level.

If the underlier return for any underlier is less than -25%, the percentage of the face amount of your notes you will receive will be based on the performance of the underlier with the lowest underlier return. In such event, you will receive less than 75% of the face amount of your notes.

You should read the accompanying preliminary pricing supplement dated August 23, 2021, which we refer to herein as the accompanying preliminary pricing supplement, to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc.

KEY TERMS
CUSIP/ISIN:	40057JCK0 / US40057JCK07
Company (Issuer):	GS Finance Corp.
Guarantor:	The Goldman Sachs Group, Inc.
Underliers (each individually, an underlier):	the Nasdaq-100 Index® (current Bloomberg symbol: “NDX Index”), and the S&P 500® Index (current Bloomberg symbol, “SPX Index”)
Trade date:
Settlement date:	expected to be the fifth scheduled business day following the trade date
Determination date:	expected to be between 36 and 39 months following the trade date
Stated maturity date:	expected to be the second scheduled business day following the determination date
Hypothetical Payment on a Call Payment Date*

If your notes are automatically called on the first call observation date (i.e., on the first call observation date the closing level of each underlier is greater than or equal to its initial underlier level), the amount in cash that we would deliver for each $1,000 face amount of your notes on the applicable call payment date would be the sum of $1,000 plus the product of the applicable call premium amount times $1,000. If, for example, the closing level of each underlier on the first call observation date was determined to be 120% of its initial underlier level, your notes would be automatically called and the amount in cash that we would deliver on your notes on the corresponding call payment date would be 106.06% of the face amount of your notes or $1,060.6 for each $1,000 of the face amount of your notes.

* assumes a call premium amount for such call payment date set at the bottom of the call premium amount range

Hypothetical Payment Amount At Maturity*

The Notes Have Not Been Automatically Called
Hypothetical Final Underlier Level (as a % of the Initial Underlier Level)	Hypothetical Payment Amount at Maturity (as a % of Face Amount)
200.000%	118.180%
175.000%	118.180%
150.000%	118.180%
125.000%	118.180%
100.000%	118.180%
99.999%	100.000%
90.000%	100.000%
80.000%	100.000%
75.000%	100.000%
74.999%	74.999%
50.000%	50.000%
30.000%	30.000%
25.000%	25.000%
10.000%	10.000%
0.000%	0.000%
*assumes a maturity date premium amount at the bottom of the maturity date premium amount range

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

Payment amount at maturity (for each $1,000 face amount of your notes):

•if the final underlier level of each underlier is greater than or equal to its initial underlier level, (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the maturity date premium amount;

•if the final underlier level of each underlier is greater than or equal to its trigger buffer level but the final underlier level of any underlier is less than its initial underlier level, $1,000; or

•if the final underlier level of any underlier is less than its trigger buffer level, the sum of (i) $1,000 plus (ii) the product of (a) the lesser performing underlier return times (b) $1,000

Company’s redemption right (automatic call feature):

if a redemption event occurs, then the outstanding face amount will be automatically redeemed in whole and the company will pay an amount in cash on the following call payment date, for each $1,000 of the outstanding face amount, equal to the sum of (i) $1,000 plus (ii) the product of $1,000 times the applicable call premium amount specified under “Call observation dates” below

Redemption event:	a redemption event will occur if, as measured on any call observation date, the closing level of each underlier is greater than or equal to its initial underlier level
Initial underlier level (set on the trade date):	With respect to an underlier, to be determined on the trade date and may be higher or lower than the actual closing level of the underlier on that date
Final underlier level:	with respect to an underlier, the closing level of such underlier on the determination date
Underlier return:	with respect to an underlier, the quotient of (i) its final underlier level minus its initial underlier level divided by (ii) its initial underlier level, expressed as a percentage
Lesser performing underlier return:	the underlier return of the lesser performing underlier
Lesser performing underlier:	the underlier with the lowest underlier return
Trigger buffer level:	for each underlier, 75% of its initial underlier level
Call premium amount (set on the trade date):	with respect to any call payment date, the applicable call premium amount specified in the table set forth under “Call observation dates” below
Maturity date premium amount (set on the trade date):	expected to be between 18.18% and 21.36%
Call observation dates:	expected to be the dates specified as such in the table below, commencing approximately twelve months after the trade date
	Call Observation Dates	Call Payment Dates	Call Premium Amount
	August , 2022	September , 2022	6.06% - 7.12%
	November , 2022	November , 2022	7.575% - 8.9%
	February , 2023	February , 2023	9.09% - 10.68%
	May , 2023	May , 2023	10.605% - 12.46%
	August , 2023	August , 2023	12.12% - 14.24%
	November , 2023	November , 2023	13.635% - 16.02%
	February , 2024	February , 2024	15.15% - 17.8%
	May , 2024	May , 2024	16.665% - 19.58%
Call payment dates:	expected to be the second scheduled business day after each call observation date, which call payment dates are specified as such in the table set forth under “— Call observation dates” above
Estimated value range:	$925 to $955 (which is less than the original issue price; see accompanying preliminary pricing supplement)

About Your Notes

GS Finance Corp. and The Goldman Sachs Group, Inc. have filed a registration statement (including a prospectus, as supplemented by the prospectus supplement, underlier supplement no. 22, general terms supplement no. 2,913 and preliminary pricing supplement listed below) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, underlier supplement no. 22, general terms supplement no. 2,913 and preliminary pricing supplement, and any other documents relating to this offering that GS Finance Corp. and The Goldman Sachs Group, Inc. have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at sec.gov. Alternatively, we will arrange to send you the prospectus, prospectus supplement, underlier supplement no. 22, general terms supplement no. 2,913 and preliminary pricing supplement if you so request by calling (212) 357-4612.

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This document should be read in conjunction with the following:

•	Preliminary pricing supplement dated August 23, 2021
•	General terms supplement no. 2,913 dated June 17, 2021
•	Underlier supplement no. 22 dated July 26, 2021
•	Prospectus supplement dated March 22, 2021
•	Prospectus dated March 22, 2021

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

RISK FACTORS

An investment in the notes is subject to risks. Many of the risks are described in the accompanying preliminary pricing supplement, accompanying general terms supplement no. 2,913, accompanying underlier supplement no. 22, accompanying prospectus supplement and accompanying prospectus. Below we have provided a list of certain risk factors discussed in such documents. In addition to the below, you should read in full “Additional Risk Factors Specific to Your Notes” in the accompanying preliminary pricing supplement and “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement no. 2,913, “Additional Risk Factors Specific to the Notes” in the accompanying underlier supplement no. 22, as well as the risks and considerations described in the accompanying prospectus supplement and accompanying prospectus.

The following risk factors are discussed in greater detail in the accompanying preliminary pricing supplement:

Risks Related to Structure, Valuation and Secondary Market Sales

▪

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

▪	The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor
▪	The Amount You Will Receive on a Call Payment Date or on the Stated Maturity Date, as the Case May Be, Will Be Capped
▪	The Return on Your Notes May Change Significantly Despite Only a Small Change in the Level of the Lesser Performing Underlier
▪	You May Lose Your Entire Investment in the Notes
▪

The Amount in Cash That You Will Receive on a Call Payment Date or on the Stated Maturity Date is Not Linked to the Closing Levels of the Underliers at Any Time Other Than on the Applicable Call Observation Date or on the Determination Date, as the Case May Be

▪	The Cash Settlement Amount Will Be Based Solely on the Lesser Performing Underlier
▪	Your Notes Are Subject to Automatic Redemption
▪	Your Notes Do Not Bear Interest
▪	You Have No Shareholder Rights or Rights to Receive Any Underlier Stock
▪	We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price
▪	The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors
▪

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

Additional Risks Related to the Nasdaq-100 Index®

▪As Compared to Other Index Sponsors, Nasdaq, Inc. Retains Significant Control and Discretionary Decision-Making Over the Nasdaq-100 Index®, Which May Have an Adverse Effect on the Level of the Nasdaq-100 Index® and on Your Notes

▪An Investment in the Offered Notes Is Subject to Risks Associated with Foreign Securities

▪Government Regulatory Action, Including Legislative Acts and Executive Orders, Could Result in Material Changes to the Composition of an Underlier with Underlier Stocks from One or More Foreign Securities Markets and Could Negatively Affect Your Investment in the Notes

Risks Related to Tax

▪	The Tax Consequences of an Investment in Your Notes Are Uncertain
▪

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

The following risk factors are discussed in greater detail in the accompanying general terms supplement no. 2,913:

▪	If the Value of an Underlier Changes, the Market Value of Your Notes May Not Change in the Same Manner
▪	The Return on Your Notes Will Not Reflect Any Dividends Paid on Any Underlier, or Any Underlier Stock, as Applicable
▪	Other Investors in the Notes May Not Have the Same Interests as You
▪

Anticipated Hedging Activities by Goldman Sachs or Our Distributors May Negatively Impact Investors in the Notes and Cause Our Interests and Those of Our Clients and Counterparties to be Contrary to Those of Investors in the Notes

▪	Goldman Sachs’ Trading and Investment Activities for its Own Account or for its Clients Could Negatively Impact Investors in the Notes
▪	Goldman Sachs’ Market-Making Activities Could Negatively Impact Investors in the Notes
▪

You Should Expect That Goldman Sachs Personnel Will Take Research Positions, or Otherwise Make Recommendations, Provide Investment Advice or Market Color or Encourage Trading Strategies That Might Negatively Impact Investors in the Notes

▪	Goldman Sachs Regularly Provides Services to, or Otherwise Has Business Relationships with, a Broad Client Base, Which May Include the Sponsors of the

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

Underlier or Underliers or Constituent Indices, As Applicable, or the Issuers of the Underlier Stocks or Other Entities That Are Involved in the Transaction
▪	The Offering of the Notes May Reduce an Existing Exposure of Goldman Sachs or Facilitate a Transaction or Position That Serves the Objectives of Goldman Sachs or Other Parties
▪	Past Performance is No Guide to Future Performance
▪	Your Notes May Not Have an Active Trading Market
▪	The Calculation Agent Will Have the Authority to Make Determinations That Could Affect the Market Value of Your Notes, When Your Notes Mature and the Amount, If Any, Payable on Your Notes
▪

The Policies of an Underlier Sponsor, if Applicable, and Changes that Affect an Underlier to Which Your Notes are Linked, or the Constituent Indices or Underlier Stocks Comprising Such Underlier, Could Affect the Amount Payable on Your Notes and Their Market Value

▪	The Calculation Agent Can Postpone the Determination Date, Averaging Date, Call Observation Date or Coupon Observation Date If a Market Disruption Event or Non-Trading Day Occurs or Is Continuing
▪	Certain Considerations for Insurance Companies and Employee Benefit Plans

The following risk factors are discussed in greater detail in the accompanying underlier supplement no. 22:

▪

Except to the Extent The Goldman Sachs Group, Inc. is One of the Companies Whose Common Stock Comprises an Underlier, and Except to the Extent That We or Our Affiliates May Currently or in the Future Own Securities of, or Engage in Business With, the Applicable Underlier Sponsor or the Underlier Stock Issuers, There Is No Affiliation Between The Underlier Stock Issuers or Any Underlier Sponsor And Us

The following risk factors are discussed in greater detail in the accompanying prospectus supplement:

▪	The Return on Indexed Notes May Be Below the Return on Similar Securities
▪	The Issuer of a Security or Currency That Serves as an Index Could Take Actions That May Adversely Affect an Indexed Note
▪	An Indexed Note May Be Linked to a Volatile Index, Which May Adversely Affect Your Investment
▪	An Index to Which a Note Is Linked Could Be Changed or Become Unavailable
▪	We May Engage in Hedging Activities that Could Adversely Affect an Indexed Note
▪	Information About an Index or Indices May Not Be Indicative of Future Performance
▪	We May Have Conflicts of Interest Regarding an Indexed Note

The following risk factors are discussed in greater detail in the accompanying prospectus:

Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements

▪	The application of regulatory resolution strategies could increase the risk of loss for holders of our debt securities in the event of the resolution of Group Inc.
▪	The application of Group Inc.’s preferred resolution strategy could increase the losses incurred by holders of our debt securities

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.